17008458

SEC Mail Processing Section FEB 28 2017 Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-67342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dart Executions L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N Orleans St. Suite 2N

(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Huerta (312) 244-5338

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Travis Aronson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dart Executions, L.L.C., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ALLISON MORROW
Notary Public - State of Illinois
My Commission Expires Jan 12, 2019

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of financial condition	2
Notes to statement of financial condition	3 - 5

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Dart Executions, LLC

We have audited the accompanying statement of financial condition of Dart Executions, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 24, 2017

Dart Executions, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	363,089
Receivable from broker-dealers		1,576,680
Brokerage and execution fees receivable		145,305
Total assets	$	2,085,074
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	235,808
Member's equity		1,849,266
Total liabilities and member's equity	$	2,085,074

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Dart Executions, LLC (the Company), a Delaware limited liability company, facilitates agency-only equity, option and futures execution services for broker-dealers, institutional customers and professional traders via a proprietary electronic order routing platform.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and various exchanges. The Company is a wholly-owned subsidiary of Ronin Capital, LLC (Ronin, or the Parent).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue recognition: Brokerage and execution revenue and related expenses are recorded on a trade-date basis as securities and futures transactions occur.

Income taxes: The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. The results of the Company are included in the tax returns of the parent, whose members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

The Company evaluates the income tax positions taken to determine whether or not they are more-likely-than-not of being sustained when challenged or examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current tax year and prior three tax years.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncement: In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or

Note 1. Nature of Business and Significant Accounting Policies (continued)

services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 by one year. ASU 2015-14 applies to annual reporting periods for nonpublic entities beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its financial statements.

Recently issued accounting pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* which supersedes the leasing guidance in the Accounting Standards Codification (ASC) 840, Leases. Under ASU 2016-02 lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

Note 2. Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2016 consists of available cash balances held at the BD.

Note 3. Related-Party Transactions

The Company operates under an expense sharing agreement whereby the Parent pays certain operating expenses of the Company for which the Company reimburses the Parent at a monthly fixed rate. In accordance with the terms of the agreement, the Parent will provide support services, office space, and technology.

The Company has agreements with affiliated entities whereby the affiliated entities have agreed to pay all fees, costs and expenses associated with certain trading services, as defined. The expenses are reimbursed by the affiliated entities and are not the obligation of the Company and are not accrued for in the statement of financial condition.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. The Company does not open or establish accounts on behalf of its customers and does not clear its own securities and futures transactions. All customers have pre-established securities and/or futures accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with these firms. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information.

When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

As such, any risk associated with concentration of credit is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC.

Note 5. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the ordinary course of business, the Company is subject to regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $1,955,661 which was $1,855,661 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.06 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. Net capital changes from day to day, but at December 31, 2016, the Company had net capital of $1,955,661, which was $1,855,661 in excess of the required net capital under Rule 15c3-1 of $100,000.

Dart Executions, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2016

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

RSM

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

RSM US LLP

To the Member
Dart Executions, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Dart Executions, LLC (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 24, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DART EXECUTIONS LLC
350 N ORLEANS ST., STE 2N
CHICAGO, IL. 60654-1600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kelly Huerta

2. A.	General Assessment (item 2e from page 2)	$4,097
B.	Less payment made with SIPC-6 filed (exclude interest) 7/29/2016 Date Paid	(2,190)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1,907
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,907
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **Total (must be same as F above)** $1,907	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DART EXECUTIONS LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CONTROLLER
(Title)

Dated the 17th day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,660,900
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	21,949
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	21,949
2d. SIPC Net Operating Revenues	$1,638,951
2e. General Assessment @ .0025	$4,097 (to page 1, line 2.A.)